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INFORMATION REQUIRED IN REGISTRATION STATEMENT

U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934.

CDEX-Inc.
(Name of Small Business Issuer in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	52-2336836 (I.R.S. Employer Identification No.)
1700 Rockville Pike Suite 400 Rockville, MD (Address of principal executive offices)	20852 (Zip Code)

Issuer's telephone number: (301)881-0080

        Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None

        Securities to be registered pursuant to Section 12(g) of the Act:

        Common Stock, $.001 par value per share, 200,000,000 shares authorized, 79,288,334 shares issued and outstanding as of May 31, 2002.

FORWARD LOOKING STATEMENTS

        CDEX-Inc., a developmental stage company (afterwards referred to as "the Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. With respect to any forward-looking statements contained herein, the Company believes that it is subject to a number of risk factors, including: a limited operating history, its dependence on certain key personnel, the eventual need for additional capital, potential competition, the possible inability to find suitable employees, the inability to pay dividends, reduced or lack of increase in demand for the Company's products, and general economic and business conditions. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Part I

Item 1. Description of Business

(a)  Business Development, Organization and Acquisition Activities

        CDEX-Inc., a developmental stage company, was organized by filing Articles of Incorporation with the Secretary of State of the State of Nevada on July 6, 2001. These Articles of Incorporation authorize the issuance of Two Hundred Million (200,000,000) shares of Common Stock at par value of $.001 per share.

        The Company develops technologies. The Company's current focus is chemical detection for the defense, security and micro-electronic processing industries. To acquire the chemical detection technology required for the Company's operations, the Company entered into an Asset Purchase Agreement (said purchase agreement, as modified by the Amendment Agreement [as defined in fn (1) below], the "Purchase Agreement") effective as of August 4, 2001 by and between the Company, as the purchasing party, and Loch Harris, Inc., a Nevada corporation ("LOCH") and Chem Tech, Inc., a subsidiary of LOCH, jointly and severally as the selling party, pursuant to which, among other things, the Company acquired the chemical detection and nanometrology assets of the selling party, including all of the rights and assets of every kind, nature and description related thereto including research and development, technical processes and intellectual property rights (all of the foregoing, collectively, the "Purchased Assets"), in exchange for 68,325,000 shares of the Company's common stock (1). As noted in fn (1) below, 8,325,000 of the shares of Company stock delivered by the Company under the Purchase Agreement, termed the "Obligation Stock" thereunder, were delivered not to LOCH but rather, at the direction of LOCH, to certain persons and entities in discharge of certain loans and other obligations of the sellers to such persons and entities related to the Purchased Assets and as compensation for said persons and entities releasing any and all claim of rights to the Purchased Assets. Distributees of the Obligation Stock included Mark E. Baker ("Baker"), who received 2,500,000 shares of the Obligation Stock, and Coto, LLC as designee of Rodney A. Boone ("Boone"), who received 1,600,000 shares of the Obligation Stock. Baker and Boone, each then a director of LOCH, are at times collectively referred to herein as the "LOCH Directors". (2)

        All shares issued under the Purchase Agreement were issued as "restricted shares". The Purchase Agreement requires that the Shareholder Shares be distributed to Loch shareholders as soon as possible. Such distribution will result in the Company's common stock being held by 500 or more persons and therefore requires that the Company register its equity securities with the Commission. (See "Asset Purchase Agreement"—Exhibit 10(a)(1)).

(1)
On July 23, 2001, in anticipation of closing under the Purchase Agreement, the Company issued to LOCH, as an earnest money deposit thereunder, 13,000,000 shares of the 48,000,000 shares of its Common Stock that were termed the "Shareholder Shares" under the Purchase Agreement. At the August 4, 2001 closing, the Company delivered to LOCH (i) the remaining 35,000,000 "Shareholder Shares", (ii) an additional 13,000,000 shares of its Common Stock that were termed "Loch's Shares" under the Purchase Agreement, and (iii) on behalf of LOCH and to certain persons and entities as discussed herein, 8,325,000 shares of its Common Stock that were termed the "Obligation Stock" under the Purchase Agreement. The Asset Purchase Agreement was amended as of March 1, 2002 by an Agreement Regarding Assumption of Liability (the "Amendment Agreement") pursuant to which, among other things, the Company assumed certain obligations of LOCH and released LOCH from certain obligations under the Purchase Agreement and, in consideration thereof, LOCH transferred back to the Company 1,000,000 of "Loch's Shares" (See "Amendment Agreement (Agreement Regarding Assumption of Liability)"—Exhibit 10(a)(2)). Therefore, the net consideration paid by the Company under the Purchase

  Agreement for the Purchased Assets was 68,325,000 shares of Company Common Stock, consisting of 48,000,000 "Shareholder Shares", 12,000,000 "Loch's Shares" and 8,325,000 shares of "Obligation Stock".

(2)
Simultaneously with the closing under the Purchase Agreement the Company also entered into a Service Agreement with each of the LOCH Directors (together, the "LOCH Director Service Agreements") pursuant to which the Company engaged Baker and Boone to assist in the transition of the Purchased Assets from LOCH to the Company. As compensation under the LOCH Director Service Agreements Baker received 500,000 shares of Company Common Stock and Boone received 750,000 shares of Company Common Stock (See Exhibits 10(k) and (l)).

        The Company is not currently involved in any bankruptcy, receivership or similar proceeding, and has no knowledge of any threat of any such proceeding.

b.    Business of Issuer.

(1)  Principal Products and Principal Markets.

        The Company is a technology company with its current focus on developing and marketing chemical detection technology products and services with emphasis on the detection of explosives in a real world environment (landmines, unexploded ordnance, building security, etc.) and illegal or contraband substances such as illicit drugs. The Company anticipates acquiring other technologies through partnering and investment in the future; however, until such time as Company acquires other technology assets, Company anticipates that almost all of its revenues will come from its chemical detection products.

        The Company's chemical detection products and technologies will be targeted to both U.S. and foreign governments in addition to private industry or individuals requiring positive confirmation or the absence of these and other materials.

        The chemical and explosives detection marketplace is small but potentially lucrative. While the Company is a development stage company, the Company believes that the explosives detection devices developed by Company will be unique in this market. Company anticipates focusing sales and marketing efforts on specific markets in an integrated strategy to build brand and name awareness of the Company and its products. Focus will be in both government and private sector marketplaces, both foreign and domestic.

(2)  Status of Products and Services.

        The Company's chemical detection segment has produced no revenue to date.

        The Company's resources currently are focused on developing chemical detection technologies that can be used real time (within seconds) to identify substances of concern from close range and substantial distances. The Company's initial areas of commercial interests are explosive detection (e.g., building/airport security and mine detection), detection of chemical/biological agents, drug detection, and detection of contaminants in plasma chambers in the semiconductor manufacturing industry. Laboratory testing demonstrates that this technology is capable of identifying and discriminating between explosives in a wide range of environments (e.g., buried and in luggage). There are no known design obstacles to be overcome before the Company is ready to commercialize its initial suite of products. Company anticipates many commercial applications within these areas of focus. Beyond these initial areas, this technology holds a number of other potential applications that the Company is in various stages of pursuing.

        The Company's activities to date have been limited primarily to organization, initial capitalization, finding and securing an experienced management team and Board of Directors, the development of organizational documents and commencing initial operational plans for research and development to achieve proof of technology and proof of application data. The underlying technology has been used, in testing with development components and protocols, to prove efficacy of application for several products ("proof of application" stage). Development of prototypes and continued engineering is ongoing. All development has primarily utilized common, off the shelf components.

(3)  Competitive Business Conditions.

        The Company believes that its chemical detection products will compete with existing chemical detection tools, but, depending on the application, may have the competitive advantage of being more advanced than existing tools in the following areas:

  1.
  non-intrusive to subject;

  2.
  significant standoff distance;

  3.
  speed in receiving test results;

  4.
  detection of chemicals of concern versus ancillary evidence of a chemical device.

(4)  Sources and Availability of Raw Materials; Suppliers; Manufacturers.

        The Company will not be able to determine precise final product prices to the end user until final vendor agreements are in place. The Company does not have any established large volume relationships with suppliers to acquire materials for production of its yet-to-be manufactured products. However, the Company has established relationships with vendors during the research and development period. Company anticipates these relationships will be expanded to address higher volume of units purchased. The Company has received quotes from suppliers for some components for its products; until additional funding is received, Company will not be able to sign any agreements with these suppliers. Company is not restricted in selecting a source for components.

        The Company intends to explore the outsourcing of the manufacturing of product components; however, in the Company's early stage final assembly and testing will be performed directly by the Company at its current offices.

(5)  Marketing.

        The Company currently uses widespread low cost media technology, namely the Internet, as a means of communicating to individuals and potential partners. The Company has been, and is currently, attempting to reach potential customers and partners through its website and word of mouth. In the future, the Company also intends to reach prospective customers via strategic relationships and traditional advertising. Planned advertising activities include trade and industry magazines in markets of focus, free media exposure via talk shows and print. The Company believes that recent Company development efforts will make its ability to communicate with potential customers and partners much easier in the future. For instance, the Company has completed development of its website at www.CDEX-Inc.com, although additional funds will need to be invested in this site. There are not expected to be any security authorization concerns with this website.

        The Company anticipates focusing on domestic markets before expanding internationally via strategic marketing and manufacturing partnerships. The Company anticipates that these partnerships will be based either on geographic boundaries or by products. The Company has received unsolicited contacts by perspective partners from the Middle East, Europe, Taiwan, Vietnam, Korea, Malaysia and China based on information on www.cdex-inc.com. These contacts were primarily interested in explosive and drug detection, and its potential use in the electronic manufacturing industry. There can be no assurance that these contacts will result in revenue or relationships beneficial to the Company. The Company has not applied for licenses or permits to do business in any foreign country, nor for any certification of its products.

(6)  Dependence on Major Customers.

        As of March 31, 2002, no sales have been generated by the Company. However, the Company does not anticipate that its future revenues will be dependent on any one or a few major customers.

(7)  Patents and Licenses.

        The Company believes its products are partially protected by provisional patent. The Company has not had the available funds to file a final patent application; it is the intent of the Company to do so in the future (see Part 1, Item 2B(iii): Risk Factors—No Assurance of Protection of Proprietary Rights). The Company does not anticipate the need to obtain license agreements before being able to market its products.

(8)  Compliance with Applicable Law; Government Regulation.

        The Company anticipates being subject to various federal, state and foreign laws and regulations pertaining to the use of potentially dangerous materials, to the discharge of materials into the environment and/or otherwise relating to the protection of the environment which may require the Company to allocate a portion of its operating budget for use in ensuring its full compliance with such regulations. The Company anticipates being able to comply in all material respects with laws and regulations governing the fire safety industry, and that such laws will not have a material effect on its operations. However, various federal and state agencies may propose new legislation that may adversely affect the Company's business, financial condition and results of operations. The Company is not currently aware of any other federal, state or local environmental laws that would have significant adverse impact on its operations.

        The Company presently is a non-reporting company under the Securities Act of 1933 and as such has not filed any previous reports with the Commission.

(9)  Research and Development Activities.

        During its first fiscal year which ended March 31, 2002, the Company incurred approximately $786,000 in research and development costs (including $320,000 in purchased research and development), although the Company believes that the long-term success of its business may require more substantial research and development. The Company will seek to further develop its products internally through research and development or strategic partnerships, but if the Company can purchase or license products, services or technologies from third-parties at reasonable costs, it will do so in order to avoid the time and expense involved in developing such products, services or technologies.

(10) Employees.

        The Company has a full-time staff of seven who are a combination of employees and consultants, plus three part-time consultants. The Company's employees and consultants appreciate the start-up nature of the Company and have contractually agreed to accept stock and minimal cash compensation for their services (see part 1, Item 6). Company employees currently are not represented by a collective bargaining agreement, and the Company believes that its relations with its employees and consultants are good. Management anticipates changes in the status of some consultants to becoming employees over the next twelve months, and an increase in the number of Company employees over the next twelve months to approximately twenty total employees.

Item 2. Management's Discussion and Analysis or Plan of Operation.

A.    Management's Plan of Operation.

        The Company has adopted a March 31 fiscal year-end. In its initial fiscal year ending March 31, 2002, consisting of an approximately nine month operating period, the Company incurred a net loss of approximately $1,500,000 and a negative cash flow from operations of $331,000 (See Part FS). The majority of these costs were establishing operations. The Company, a developmental stage company, has yet to generate any revenues from operations.

        However, during the Company's initial 9-month fiscal period from July 6, 2001 through March 31, 2002 the Company achieved three main goals: (a) the formation of the Company as a Nevada corporation to pursue the Company's business objectives; (b) the purchase of the Purchased Assets to give the Company the technology required to pursue its business objectives; and (c) the obtaining of sufficient capital to commence initial operations. The Company has devoted substantially all of its present efforts to developing its products to the point of partnering for marketing and manufacturing, and completing its reporting requirements with the Securities Act of 1934.

        Realization of development contracts or sales of the Company's products for the 18 months ending December 31, 2002 is vital to the Company's plan of operations. The Company believes that its initial revenues will be primarily dependent upon its ability to identify strategic partners with whom to work cost-effectively and efficiently in developing and marketing products. The Company designates its priorities for the next twelve months of operations as: (a) implementing and successfully executing its business and marketing strategy, including developing and marketing its products to establish its businesses of building security and explosive detection (this is presently progressing slowly pending the receipt of further financing for the Company; costs are estimated to be approximately $1,500,000); (b) developing relationships with strategic partners; (c) responding to developments and requirements in building security (the Company has already accomplished this by designing its products to offer features not found in competing models); and (d) attracting, retaining and motivating qualified personnel (this must await further funding for the Company).

        Management of the Company believes the need for additional capital will be satisfied somewhat from earnings generated from the sale of its products and through United States Government development contracts. Also, it is the intent of the Company to seek to raise additional capital via private placement offerings. In summary, to achieve the Company's projection and goal of realizing sales of the Company's products on or before December 31, 2002, the Company must complete the following steps in a timely manner:

  •
  Obtain funding (including for the final testing and engineering for initial products, tooling and assembly facilities for distribution) in the approximate amount of $3,850,000 over the next twelve months (see discussion under paragraph B (Risk Factors) below: "Need for Additional Financing May Affect Operations"; the amounts noted therein address only the specific projects outlined in such risk factor discussion, whereas the $3,850,000 amount noted herein addresses full implementation of the Company's business plan, including all of the steps set forth herein).

  •
  Locate and finalize arrangements with suppliers and manufacturers for production of its products.

  •
  Offer products for sale to governments and private industry through various channels; undertake an advertising and marketing plan.

        The Company anticipates that in its early stage manufacturing will initially be accomplished in the Company's facility of approximately 1,800 square feet in Tucson, Arizona (see Part 1, Item 3, "Description of Property"). While such Company facility, which will also accommodate general administration, research and development and engineering, is presently sufficient for the Company's operations, the Company will commence negotiations for a larger facility when appropriate.

B.    Risk Factors Connected with the Company's Plan of Operation.

        The Company's ability to distribute, and generate awareness of, the Company's products must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new markets, such as those discussed below. There can be no assurance that the Company will be successful in establishing operations, and the failure to do so could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Specific risk factors to be considered include the following:

  (i)
  LIMITED PRIOR OPERATIONS, HISTORY OF OPERATING LOSSES, AND ACCUMULATED DEFICIT MAY AFFECT ABILITY OF COMPANY TO SURVIVE.

          The Company has had limited prior operations to date. Since the Company's principal activities to date have been limited to organizational activities, research and development, and limited product development, the Company has no record of any revenue-producing operations. Consequently, there is only a limited operating history upon which to base an assumption that the Company will be able to achieve its business plans. In addition, the Company has only limited assets. As a result, there can be no assurance that the Company will generate revenues in the future; and there can be no assurance that the Company will operate at a profitable level. If the Company is unable to obtain customers and generate sufficient revenues so that it can profitably operate, the Company's business will not succeed. Accordingly, the Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the establishment of a new business in a highly competitive industry, characterized by new product introductions.

          As previously noted, the Company incurred a net loss of approximately $1,500,000 for the 9 month period from July 6, 2001 to March 31, 2002. As of March 31, 2002, the Company's current liabilities exceeded its current assets (working capital deficit) by $945,405 (See Part FS). This raises substantial doubt as to the Company's ability to operate as a going concern.

  (ii)
  NEED FOR ADDITIONAL FINANCING MAY AFFECT OPERATIONS AND PLAN OF BUSINESS.

          Since its inception, the Company has financed operations primarily through proceeds from certain borrowings and private stock issues (see Exhibits 10 (f), (g), (h), (n), (o), (p)).

          Current funds available to the Company will not be adequate for it to be competitive in the areas in which it intends to operate. The Company's continued operations, as well as the implementation of its business plan, therefore will depend upon its ability to raise additional funds through bank borrowings, equity or debt financing. The Company anticipates that it will need to raise approximately $3,850,000 over the twelve month period March 31, 2002—March 31, 2003 for such purposes, with $2,350,000 required for research and development of the technology, and $1,500,000 required for execution of the business plan. However, adequate funds may not be available when needed or may not be available on favorable terms to the Company. The ability of the Company to continue as a going concern is dependent on additional sources of capital and the success of the Company's business plan. Regardless of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company may elect to compensate providers of services by issuance of stock in lieu of cash.

          Certain members of the management of the Company plan to advance funds to the Company on an as-needed basis although there is no definitive or legally binding arrangement to do so. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. The Company believes that its initial revenues will be primarily dependent upon the Company's ability to develop and distribute its products in a cost-effective and efficient manner.

          If funding is insufficient at any time in the future, the Company may not be able to take advantage of business opportunities or respond to competitive pressures, any of which could have a negative impact on the Company's business, operating results and financial condition. In addition, if additional shares of Company stock are issued to obtain financing, current shareholders may suffer a dilutive effect on their percentage of stock ownership in the Company.

  (iii)
  NO ASSURANCE OF PROTECTION OF PROPRIETARY RIGHTS MAY AFFECT ABILITY TO MANUFACTURE PRODUCTS.

          The Company's success and ability to compete will be dependent in part on the protection of its potential patents, trademarks, trade names, service marks and other proprietary rights. The Company intends to rely on trade secret and copyright laws to protect the intellectual property that it plans to develop, but there can be no assurance that such laws will provide sufficient protection to the Company, that others will not develop a service that is similar or superior to the Company's, or that third parties will not copy or otherwise obtain and use the Company's proprietary information without authorization. In addition, certain of the Company's know-how and proprietary technology may not be patentable. Policing unauthorized use of the Company's proprietary and other intellectual property rights could entail significant expense and could be difficult or impossible. In addition, there can be no assurance that third parties will not bring claims of copyright or trademark infringement against the Company or claim that certain of the Company's processes or features violate a patent. There can be no assurance that third parties will not claim that the Company has misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, and/or require the Company to enter into costly royalty or licensing arrangements to prevent further infringement, any of which could have a material adverse effect on the Company's business, financial condition or operating results.

          The Company may rely on certain intellectual property licensed from third parties, and may be required to license additional products or services in the future, for use in the general operations of its business plan. The Company currently has no licenses for the use of any specific products for specific products of the Company. There can be no assurance that these third party licenses will be available or will continue to be available to the Company on acceptable terms or at all. An inability of the Company to enter into and maintain any of these licenses could have a material adverse effect on the Company's business, financial condition or operating results.

  (iv)
  NO ASSURANCE OF SUCCESSFUL MANUFACTURING MAY AFFECT ABILITY OF COMPANY TO SURVIVE.

          The Company itself has no experience in manufacturing commercial quantities of products, and the Company's management has had limited experience in this area. The Company presently has no plans for developing an in-house manufacturing capability, only a facility to aggregate off the shelf components to a final assembly. Accordingly, the Company may be dependent upon securing a contract manufacturer or other third party to manufacture certain components (in Company's early stages the final assembly and testing will be done in-house). There can be no assurance that the terms of any such arrangement would be favorable enough to permit the Company's products to compete effectively in the marketplace.

  (v)
  DEPENDENCE ON OUTSOURCED MANUFACTURING MAY AFFECT ABILITY TO BRING PRODUCTS TO MARKET.

          The risks of association with outsourced manufacturers are related to aspects of these firms' operations, finances and suppliers. The Company may suffer losses if any outside manufacturer fails to perform its obligations to manufacture and ship the product manufactured. These manufacturers' financial affairs may also affect the Company's ability to obtain product from these firms in a timely fashion should they fail to continue to obtain sufficient financing during a period of incremental growth. However, the Company intends to maintain a strong relationship with its manufacturers to ensure that any issues they may face are dealt with in a timely manner.

  (vi)
  NO ASSURANCE OF MARKET ACCEPTANCE MAY AFFECT ABILITY TO SELL PRODUCTS.

          There can be no assurance that any products successfully developed by the Company or its corporate collaborators, if approved for marketing, will ever achieve market acceptance. The Company's products, if successfully developed, may compete with a number of traditional products manufactured and marketed by major technology companies, as well as new products currently under development by such companies and others. The degree of market acceptance of any product developed by the Company or its corporate collaborators will depend on a number of factors, including the establishment and demonstration of the efficacy of the product candidates, their potential advantage over alternative methods and reimbursement policies of government and third party payors. There can be no assurance that the marketplace in general will accept and utilize any products that may be developed by the Company or its corporate collaborators.

  (vii)
  SUBSTANTIAL COMPETITION MAY AFFECT ABILITY TO SELL PRODUCTS.

          The Company may experience substantial competition in its efforts to locate and attract customers for its products. Many competitors in the industry have greater experience, resources, and managerial capabilities than the Company and may be in a better position than the Company to obtain access to attract customers. There are a number of larger companies that will directly compete with the Company. Such competition could have a material adverse effect on the Company's profitability or viability.

  (viii)
  OTHER EXTERNAL FACTORS MAY AFFECT VIABILITY OF COMPANY.

          The chemical detection industry in general is a speculative industry involving some substantial risk. There is no certainty that the expenditures to be made by the Company will result in a commercially profitable business. The marketability of its products will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, and the general state of the economy (including the rate of inflation, and local economic conditions), which can effect consumer spending. Factors that leave less money in the hands of potential customers will likely have an adverse effect on the Company. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company's inability to receive an adequate return on invested capital.

  (ix)
  CONTROL BY OFFICERS AND DIRECTORS OVER AFFAIRS OF THE COMPANY MAY OVERRIDE WISHES OF OTHER STOCKHOLDERS.

          Presently the Company's officers and directors beneficially control approximately 88.5% of the outstanding shares of the Company's common stock. This 88.5% of shares controlled by the Company's officers and directors includes the 60,000,000 shares directly paid to LOCH under the Purchase Agreement and the 4,100,000 shares distributed to LOCH Directors under the Purchase Agreement (See discussion under Part 1, Item 1.(a)), and the aggregate 1,250,000 shares issued to the LOCH Directors under the LOCH Director Service Agreements (See discussion under Part 1, Item 1.(a), fn(2)), whose proxies are controlled by the Company's Board of Directors until such time as those shares are sold or transferred to persons not affiliated with LOCH (See Part 1, Item 4A, fn(1)). As a result, such Company officers and directors, acting together, have the ability to exercise significant influence over all matters requiring stockholder approval. Accordingly, it could be difficult for third- party investors to effectuate control over the affairs of the Company. Therefore, it should be assumed that the officers, directors, and principal common shareholders who control these voting rights will be able, by virtue of their stock holdings, to control the affairs and policies of the Company.

  (x)
  LOSS OF ANY OF CURRENT MANAGEMENT COULD HAVE ADVERSE IMPACT ON BUSINESS AND PROSPECTS FOR COMPANY.

          The Company's success is dependent upon its hiring and retention of key personnel. Officers and directors have long-term employment agreements with the Company, while independent contractors have a minimum commitment. Therefore, there can be no assurance that these personnel will remain employed by, or continue to provide consulting services to, the Company. Should any of these individuals cease to be affiliated with the Company for any reason before qualified replacements could be found, there could be material adverse effects on the Company's business and prospects.

          In addition, all decisions with respect to the management of the Company will be made exclusively by the officers and directors of the Company. Investors will only have rights associated with stockholders to make decisions which affect the Company. The success of the Company, to a large extent, will depend on the quality of the directors and officers of the Company. Accordingly, no person should invest in the Company's stock unless he is willing to entrust all aspects of the management of the Company to its officers and directors.

  (xi)
  POTENTIAL CONFLICTS OF INTEREST MAY AFFECT ABILITY OF OFFICERS AND DIRECTORS TO MAKE DECISIONS IN THE BEST INTERESTS OF COMPANY.

          The directors and other executive officers of the Company have other interests to which they devote time, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on boards of directors, and each will continue to do so notwithstanding the fact that management time may be necessary to the business of the Company. As a result, certain conflicts of interest may exist between the Company and its officers and/or directors that may not be susceptible to resolution.

          In addition, conflicts of interest may arise in the area of corporate opportunities that cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the Company's officers and/or directors of such judgment as is consistent with their fiduciary duties to the Company. It is the intention of management, so as to minimize any potential conflicts of interest, to present first to the Board of Directors of the Company, any proposed investments for its evaluation.

  (xii)
  ABSENCE OF CASH DIVIDENDS MAY AFFECT INVESTMENT VALUE OF COMPANY'S STOCK.

          The Company does not anticipate paying cash dividends on its common stock for the foreseeable future and intends to retain any future earnings to finance the growth of the

  Company's business. Payment of dividends, if any, will depend on, among other factors, the earnings, capital requirements and general operating and financial conditions of the Company as well as any legal limitations on the payment of dividends out of paid-in capital.

  (xiii)
  NO ASSURANCE OF CONTINUED PUBLIC TRADING MARKET AND RISK OF LOW PRICED SECURITIES MAY AFFECT MARKET VALUE OF COMPANY'S STOCK.

          The Company may elect to apply for listing on the Over the Counter Bulletin Board after this Form 10-SB registration statement becomes effective. If this request is not granted, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities. In addition, the Company's common stock may be subject to the low-priced security or so called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. The Securities Enforcement and Penny Stock Reform Act of 1990 ("Reform Act") requires additional disclosure in connection with any trades involving a stock defined as a "penny stock" (generally defined as, according to recent regulations adopted by the U.S. Securities and Exchange Commission, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith. The regulations governing low-priced or penny stocks sometimes limit the ability of broker-dealers to sell the Company's common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary market.

  (xiv)
  FAILURE TO MAINTAIN MARKET MAKERS MAY AFFECT VALUE OF COMPANY'S STOCK.

          If the Company is unable to maintain National Association of Securities Dealers, Inc. member broker/dealers as market makers, the liquidity of its common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for its common stock than might otherwise prevail. Furthermore, the lack of market makers could result in Company shareholders being unable to buy or sell shares of its common stock on any secondary market. There can be no assurance the Company will be able to maintain such market makers.

  (xv)
  SALE OF SHARES ELIGIBLE FOR FUTURE SALE COULD ADVERSELY AFFECT THE MARKET PRICE.

          All of the shares of Company common stock currently held, directly or indirectly, by Company shareholders have been issued in reliance on a registration exemption under the Securities Act of 1933. Such shares will not be available for sale in the open market without registration except in reliance upon Rule 144 under the Securities Act of 1933. In general, under Rule 144 a person, or persons whose shares are aggregated, who has beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed affiliates of Company, as defined, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, or the average weekly reported trading volume during the four calendar weeks preceding such sale, provided that current public information is then available. If a substantial number of the shares owned by these shareholders were sold under Rule 144 or, following registration pursuant to this Form 10-SB, the market price of the Company's common stock could be adversely affected.

  (xvi)
  INEXPERIENCE OF MANAGEMENT IN THIS MARKET.

          Although widely experienced in other industries, Company's current senior management team has no experience leading the development, marketing and sales of technology products in the chemical detection marketplace.

Item 3. Description of Property

A.    Property.

        The Company utilizes laboratory space leased in the name of DMR (as defined in Part I, Item 7 (g) below) from Butterfield Center Limited Partnership at 1600 N. Kolbe Road, Suite 118 Tucson, AZ. The terms of this lease are $.75 per square foot per month ($1,350 per month) on a yearly basis. This facility consists of 1,800 square feet, and the Company believes that this facility currently is suitable as the Company's main research and development facility, as well as for its administrative offices, and that it should remain so for the next twelve months. This facility will also serve as the aggregation center for early stage product distribution.

        The Company also has access to additional administrative facilities leased from Source Office Suites in Rockville, Maryland. The terms of the Company's lease agreement for these facilities are $175 per month for conference room use for meetings in the Washington DC area, phone answering services and certain mail services. The facility provides space on an as needed basis in a month-to-month agreement.

        The Company currently has no proposed programs for any renovation, improvement or development of either of these properties.

B.    Investment Policies.

        The Company does not currently own and the Company has not made any investments in real estate, including real estate mortgages, and the Company does not intend to make such investments in the near future.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Note: All discussion in Parts I and II of this Form 10-SB addresses ownership of Company common stock as of May 31, 2002. The financial statements set forth in Item FS of this Form 10-SB reflect ownership of Company common stock as of March 31, 2002. Therefore, minor discrepancies in the number of outstanding shares of Company common stock may exist between such information set forth in Parts I and II and in Part FS of this Form 10-SB.

        A.    The following table sets forth information regarding the beneficial ownership of shares of common stock of the Company ("Shares") as of May 31, 2002 (issued and outstanding common stock of 79,288,334) by all stockholders known to the Company to be beneficial owners of more than 5% of the outstanding common stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares, and none of these security holders has the right to acquire any amount of the Shares from options, warrants, rights, conversion privilege, or similar obligations.

Title of Class	Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class
Common	LOCH Inc. 14205 Burnet Road, Suite 210 Austin TX 78728	60,000,000(1)	75.67

(1)
LOCH was provided with 60,000,000 shares of the Company's common stock under the Purchase Agreement (the additional 8,325,000 shares of Company Common Stock delivered by the Company under the Purchase Agreement, termed "Obligation Stock", were delivered to other persons and entities on behalf of LOCH). The Purchase Agreement stipulates that voting proxies for all shares of Company's stock under the control of LOCH or affiliates of LOCH must be provided to

  Company's Board of Directors as holder of sole voting power until such time as that stock is transferred to an entity not affiliated with LOCH. (Note that this stipulation also required that the LOCH Directors deliver voting proxies to the Company's Board of Directors for the aggregate 5,350,000 shares of Company stock owned by the LOCH Directors as distributees of shares of "Obligation Stock" under the Purchase Agreement and as service providers under the LOCH Director Service Agreements. These proxies were delivered as required and are also held by the Company's Board of Directors.)

        B.    The following table sets forth information concerning stock ownership of (i) each director of the Company, (ii) each executive officer of the Company, and (iii) the directors and officers of the Company as a group. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares, and none of these security holders has the right to acquire any amount of the Shares from options, warrants, rights, conversion privilege, or similar obligations.

Title of Class	Name and Address of Beneficial Owner	Position	Amount of Beneficial Ownership		Percent of Class		Amt. of O/S with LOCH proxies	% of Class with LOCH proxies
Common	Malcolm H. Philips	Director; Executive Officer	3,450,000(1)		4.35		(4)	(4)
Common	George Dials	Director	175,000(2)		.22		(4)	(4)
Common	Dr. BD Liaw	Director	175,000(2)		.22		(4)	(4)
Common	Timothy Shriver	Executive Officer	1,050,000(3)		1.32
Common	Shares of all executive officers and directors as a group (4 persons)		4,850,000(1 (2),	), (3),(4)	6.11	(4)	70,200,000(4)	88.54(4)

(1)
FGW, LLC, as designee of Mr. Malcolm Philips Jr., was provided 3,450,000 shares under the terms of Mr. Philip's Executive Services Agreement with the Company pursuant to which, among other things, Mr. Philips serves as the President, Chairman of the Board and CEO of the Company (see Exhibits 10(b) and 10(d)); Mr. Philips did not accept any cash compensation for 2001 and will be compensated with shares of common stock, the number of which having not yet been determined.
(2)
Each of Mr. George Dials and Dr. BD Liaw, as a director, was provided 175,000 shares of Company's stock under the terms of such director's Services Agreement with the Company (see Exhibits 10(i) and (j)).
(3)
Mr. Timothy Shriver, Sr. VP of Operations, was provided 1,050,000 shares of Company's stock under the terms of Mr. Shriver's Executive Services Agreement with the Company (See Exhibits 10(b) and 10(e)); Mr. Shriver accepted $7500 in cash compensation for 2001 and will be also compensated with shares of common stock, the number of which having not yet been determined.
(4)
As noted in Part 1, Item 2B (ix) and referenced above in Paragraph A of this Item 4, fn (1), the Company's Board of Directors holds proxies for the vote of the 65,350,000 shares of Company stock held by LOCH and the LOCH Directors. Taking into account these proxies, the Board of Directors of the Company has the power to control the vote of 69,150,000 shares of Company stock or 87.21% of the class, and the directors and executive officers of the Company as a group have the power to control the vote of 70,200,000 shares of outstanding Company stock or 88.54% of the class. (See also Part 1, Item 2B, Risk Factors, Control by Officers and Directors Over Affairs of the Company)

        C.    Changes in Control. Shareholders vote; convertible notes; non-vested stock of directors/employees.

          1.    As stated above, LOCH received 60,000,000 shares of Company's common stock under the Purchase Agreement (not including the 8,325,000 shares of "Obligation Stock" delivered by Company thereunder on behalf of, but not directly to, LOCH) and, pursuant to and in connection with the Purchase Agreement and the LOCH Director Service Agreements, the LOCH Directors received an aggregate 5,350,000 shares of Company stock, and presently voting proxies for all shares of Company's stock under the control of LOCH or the LOCH Directors are held by the Company's Board of Directors. Upon transfer of any of these shares to third-party parties or entities not affiliated with LOCH, said voting proxy held the Company's Board of Directors for such transferred shares will terminate. As discussed in Part I, Item 1(a), under the Purchase Agreement LOCH is required to distribute to the LOCH shareholders the 48,000,000 shares of Company stock presently held by LOCH as the "Shareholder Shares". Upon such distribution (or, if such distribution to shareholders is legally impossible or economically impractical, upon distribution of said shares to parties not controlled by LOCH or its officers or directors), said voting proxy held by the Company's Board of Directors for said 48,000,000 shares shall terminate.

          2.    The stock initially granted to each of the above-named directors and executive officers under such person's services agreement with the Company are subject to a vesting schedule and become fully vested on the following dates: Mr. Philips and Mr. Shriver—July 24, 2004; Mr. Dials—August 2, 2003; Dr. Liaw—September 30, 2003. Upon termination of employment/provision of service, the Company has the option to purchase any vested shares of the employee/service provider at fair market value. Any nonvested shares at termination are forfeited.

Item 5. Directors, Executive Officers and Significant Employees

A.    Directors, Executive Officers.

        The names and respective positions of the directors and executive officers of the Company are set forth below; there are no promoter and control persons of the Company. The directors named below will serve staggered two year terms or until successors are duly elected and have qualified. Officers will hold their positions at the will of the Board of Directors. There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. The directors and executive officers of the Company are not a party to any material pending legal proceedings and, to the best of their knowledge, no such action by or against them is being threatened.

(a)  Malcolm H. Philips Jr., CEO/President/Chairman of the Board of Directors

        Mr. Malcolm Philips has a military background (West Point) with an advanced degree in Engineering and a Law Degree. He has successfully managed both large and small organizations in complex technical areas, and has been a strategic advisor to CEOs of major corporations in his position as senior partner for one of the largest law firms in the United States.

(b)  George Dials, Director

        Mr. Dials is Executive VP of Science and Engineering Associates responsible for its Consulting Services line of business, and provides executive level direction in corporate mergers and acquisitions in the consulting area. Mr. Dials is also a Member of the Company's Board of Directors. Prior to SEA, Mr. Dials managed the engineering, and scientific studies of Yucca Mountain as a potential geologic repository for spent nuclear fuel and high-level radioactive waste. Responsibilities include scheduling and cost performance, technical and administrative performance, strategic operations plan development, and resource allocation for $250 million project.

        Mr. Dials is a 1967 graduate of West Point (B.S. Engineering), and the Massachusetts Institute of Technology (M.S. Political Science, 1973; M.S. Nuclear Engineering, 1973). He served in the US Army for 10 years, and was awarded the Silver Star and Bronze Star for Valor. Mr. Dials has published over 50 articles and papers.

(c)  Dr. BD Liaw, Director

        Dr. Liaw served for over 20 years at the U.S. Nuclear Regulatory Commission and it's predecessor agency, the Atomic Energy Commission. He was related to the high-level nuclear waste repository and low-level waste projects. In 1986 and 1987, he was invited by China and Taiwan, respectively, to visit Mainland China and Taiwan to assist in establishing their nuclear safety regulatory programs. In 1985 thru 1990, Dr. Liaw managed the NRC's regulatory oversight of the Tennessee Valley Authority's (TVA) nuclear program, and was instrumental in bring TVA's nuclear program back to full regulatory compliance. Dr. Liaw represented the NRC in many meetings, conferences and symposiums in the United States and around the world on a wide range of issues.

        In 1994, Dr. Liaw accepted an invitation from the government of Taiwan to visit and help resolve some legislators' concerns regarding energy issues facing the country. Subsequently in 1995, Dr. Liaw accepted a request to return to Taiwan as an advisor to the Ministry of Economic Affairs. Dr. Liaw also served in a number of positions over the past six years, including as an advisor to the Industrial Technology Research Institute and as an Executive Member of the Board of Directors of Taiwan Power Company. Currently, he remains as an advisor to Taiwan Power.

(d)  Timothy Shriver, Sr. Vice President of Operations

        Eighteen years in the commercial nuclear power industry and thirteen years in the U.S. Navy. Substantial experience in planning and managing large scale projects in areas of extensive public and regulatory scrutiny. Specific expertise in areas of Licensing, Regulatory Affairs, Quality Assurance, Quality Engineering, Work Control and Plant Management. Roots in the commercial nuclear industry and brings project management skills and a deliberate, process oriented approach to problem solving developed out of an extensive Quality Assurance Management background

B.    Significant Employees

        The Company has entered into a number of consulting agreements pursuant to which third-party consultants perform various material and valuable services for the Company. One of such consultants, and the Company's principal scientist, is Dr. Wade Poteet. Dr. Poteet, who holds a PhD from VPI, 1970, has focused his research in the area of advanced instrumentation in optics, electro-optics and detection technology.

C.    Family relationships Among Directors and Officers.

        None. However, as noted in Part 1, Item 7(f) below, Mr. Philips' wife holds two convertible promissory notes each in the original principal amount of $20,000. As of March 31, 2002, the conversion price of one $20,000 note is fixed at $.30/share and the conversion price of the second note remains floating but is capped at $.50/share.

D.    Involvement on Certain Material Legal Proceedings During the Last Five Years

        During the last five years:

        (1)  No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

        (2)  No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

        (3)  No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

        (4)  No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6. Executive Compensation

(i)    Remuneration of Executive Officers and Directors.

        The following table sets forth information regarding the remuneration of the Company's executive officers and directors:

Executive Officers/Directors	Annual Compensation		Stock Compensation
Malcolm Philips, CEO, Chairman of BOD	$300,000	(1)(b)(c)	3,450,000	(d)
Timothy Shriver, Sr. VP Operations	$250,000	(1)(b)(c)	1,050,000	(d)
George Dials Director	$600	(2)(b)(c)	175,000	(d)
Dr. BD Liaw Director	$600	(2)(b)(c)	175,000	(d)

(1)
On July 24, 2001, the Company issued a one time grant of 3,450,000 and 1,050,000 shares of common stock to FGW, LLC, as designee of Malcolm Philips, and Timothy Shriver, respectively, for services to be rendered to the Company (see Exhibit 10(b)). These services to the Company consisted of work in the areas of management, marketing and development. Philips and Shriver executed long-term employment agreements with the Company effective January 1, 2002 (see Exhibits 10(d) and (e)). Under each employment agreement, said employee is required to defer a portion of his salary until January, 1, 2003 and the Company, at its option, may pay the deferred salary in cash, stock or stock options. Under each employment agreement and in the Company's sole discretion, the employee may be eligible for an annual performance bonus. No such bonus has yet been awarded but nothing precludes a decision of the Company to award the same in the future.

(2)
The Services Agreements for Members of the Company's Board of Directors (See Exhibits 10(i) and (j)) stipulates $150 per Board meeting and one time stock compensation.

(b)
There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the Company in the event of retirement at normal retirement age as there is no existing plan provided for or contributed to by the Company.

(c)
Presently there is no long-term incentive plan compensation earned or payable by the Company to any officer or director since there is no existing plan which provides for such payment.

(d)
Stock is subject to vesting provisions detailed in Part I, Item 4C 2 above.

(ii)  Remuneration of Highly Compensated Employees/Consultants

        The Company has three employees: the two executive officers of the Company named herein and Michael Mergenthaler, the Company's Director of Business Development. Other than the services of these three employees, substantially all of the work of the Company is done by individuals engaged by the Company as third-party consultants. Mr. Mergenthaler and Dr. Wade Poteet are the two highest paid of this Company employee/consultant group, compensated in the following amounts:

Consultant/Employee	Annual Base Fee/Income		Stock Compensation
Dr. Wade Poteet	$210,000	(2)	700,000	(3)
Michael Mergenthaler(1)	$210,000	(2)	600,000	(3)

(1)
Mr. Mergenthaler first provided services for the Company in a consultant capacity (See Exhibit 10(c)(1)—Consulting Services Agreement). As allowed under the Consulting Services Agreement by reason of an Amendment to Consultant Services Agreement made as of January 1, 2002 (See Exhibit 10(c)(2)—Consulting Services Amendment), on January 1, 2002, the Company assumed the obligations of DMR (as defined in Part I, Item 7(g)) under the Consulting Services Agreement as to Mr. Mergenthaler and restated such agreement as an employment agreement with Mr. Mergenthaler (See Exhibit 10(m)) pursuant to which the Company and Mr. Mergenthaler agreed that, from and after January 1, 2002, Mr. Mergenthaler would perform, now in the capacity as an employee of the Company, the same services, and on substantially the same terms and conditions, including compensation, that were then being provided by Mr. Mergenthaler as a consultant of the Company under the Consulting Services Agreement.

(2)
Under the applicable consulting/employment agreement, said consultant/employee is required to defer a portion of his salary until January, 1, 2003. The Company, at its option, may pay the deferred salary in cash or Company stock.

(3)
Said stock compensation is subject to a 3-year vesting schedule.

Item 7. Certain Relationships and Related Transactions

        Other than as set forth below, there are no relationships, transactions, or proposed transactions to which the Company was or is to be a party, in which any of the named persons set forth previously had or is to have a direct or indirect material interest.

        (a)  On July 23, 2001, the Company issued LOCH 13,000,000 shares of common stock, par value $0.001 per share, as an earnest money deposit under the Purchase Agreement (see Part I, Item 1 (a), fn(1))).

        (b)  On July 24, 2001 the Company issued FGW LLC, as designee of Malcolm H. Philips, 3,450,000 shares and Timothy D. Shriver, 1,050,000 shares of common stock for services as executives of Company (see Exhibit 10(b)).

        (c)  The initial acquisition of the Company's technology was consummated on August 4, 2001, when the Company closed under the Purchase Agreement with LOCH for an additional net 47,000,000 shares of Company's common stock, for a net total of 60,000,000 shares of common stock to LOCH, and an additional 8,325,000 shares of "Obligation Stock" to other persons and entities on behalf of LOCH (including an aggregate 4,100,000 shares to the LOCH Directors—See Part I, Item 1(a)), in exchange for the technology listed in Exhibit 10(a) (See Part I, Item 1(a), including fn(1)).

        (d)  On August 3, 2001 and October 1, 2001 the Company agreed to issue 175,000 shares, respectively, of its common stock to George Dials and Dr. BD Liaw for Services on the Board of Directors (see Exhibits 10(i) and (j)).

        (e)  In addition to the aggregate 4,100,000 shares of the "Obligation Stock" received by the LOCH Directors under the Purchase Agreement, on August 3, 2001 the Company agreed to issue stock in the Company to COTO LLC, designee of Boone, in the amount of 750,000 shares, and to Baker in the amount of 500,000 shares, to compensate Boone and Baker for transition consulting services to be rendered under the LOCH Director Service Agreements (See discussion in Part I, Item 1(a), fn(2), and Exhibits 10(k) and (l)).

        (f)    On each of October 5, 2001 and November 14, 2001 the Company borrowed $20,000 from Kitty C. Philips (see Exhibit 10(f)). The notes are unsecured, due when Company has funds to pay, and each is payable in one payment including principal and interest at maturity, bearing an interest rate of 9%. The holder has the option to convert any unpaid balances, including accrued interest, into shares of the Company's common stock. As of March 31, 2002, the conversion price of one $20,000 note is fixed at $.30/share and the conversion price of the second note remains floating but is capped at $.50/share.

        (g)  Malcolm Philips, CEO and Timothy Shriver, Sr. Vice President of Operations, are both Members of DynamicResolutions, a Delaware limited liability company ("DR") and the sole member of Dynamic Management Resolutions a Delaware limited liability company ("DMR"). Also members of DR are 4 consultants who provided services to the Company under the Consulting Services Agreement dated July 24, 2001 (see Exhibit 10(c)).

        (h)  As discussed in Part I, Item 6 (ii), fn (1), on January 1, 2002, the Company entered into an employment agreement with Mr. Mergenthaler pursuant to which the parties agreed that, from and after January 1, 2002, Mr. Mergenthaler would perform, in the capacity as an employee of the Company, the same services, and on substantially the same terms and conditions, including compensation, as were then being provided by Mr. Mergenthaler as a consultant of the Company. No additional Company stock was issued to Mr. Mergenthaler by reason of such agreement.

        For each of the transactions noted above, the transaction was negotiated, on the part of the Company, on the basis of what is in the best interests of the Company and its shareholders. In addition, in each case in which the interested affiliate had the right to vote on the transaction as a member of Company management, said affiliate did vote in favor of the transaction; however, the Company's Board of Directors did make the determination that the terms in each case were as favorable as could have been obtained from non-affiliated parties.

        Mr. Philips currently devotes 100% of his time to the Company's affairs. However, the other directors of the Company, Mr. Dials and Dr. Liaw, are engaged in other businesses. As a result, certain potential conflicts of interest, such as those set forth above with the transactions, may arise between the Company and these directors. The Company will attempt to resolve such conflicts of interest in favor of the Company by carefully reviewing each proposed transaction to determine its fairness to the Company and its shareholders and whether the proposed terms of the transaction are at least as favorable as those which could be obtained from independent sources. The officers and directors of the Company are accountable to it and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of the Company or on behalf of itself and other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts is in any manner prejudicial to the Company.

Item 8. Description of Securities

A.    Common Stock

(1)  Description of Rights and Liabilities of Common Stockholders

        i.      Dividend Rights—The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the Board of Directors of the Company may from time to time determine. The Board of Directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the Board may deem relevant.

        ii.    Voting Rights—Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The Board of Directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

        iii.    Liquidation Rights—Upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

        iv.    Preemptive Rights—Holders of common stock are not entitled to preemptive rights.

        v.    Conversion Rights—Except as discussed in Part I, Item 7(f) concerning the two $20,000 promissory notes of the Company presently held by Kitty C. Philips which, at the option of the holder, may be converted into shares of Company common stock at a conversion price of $.30/share as to one such note and at a yet-unknown, but capped at $.50/share, conversion price for the second $20,000 note, and as discussed in the following sentence, no shares of common stock are currently subject to outstanding options, warrants, or other convertible securities. As set forth in each of the W. Prain, D. Guimond and Motta Investment Stock Purchase Agreements (See Exhibits 10(n), (o) and (p)), such purchaser under its respective agreement has the right to purchase an identical number of shares, and in the same terms, as set forth in its purchase agreement (125,000, 325,000 and 250,000 shares, respectively, each at $.40/share).

        vi.    Redemption Rights—no such rights exist for shares of common stock.

        vii.  Sinking Fund Provisions—No sinking fund provisions exist.

        viii.  Further Liability For Calls—No shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this registration statement.

(2)  Potential Liabilities of Common Stockholders to State and Local Authorities

        No material potential liabilities are anticipated to be imposed on stock-holders under state statutes. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B.    Preferred Stock

        The Company is not registering any preferred stock, nor are any shares authorized or outstanding.

C.    Debt Securities

        The Company is not registering any debt securities, nor are any outstanding.

D.    Other Securities To Be Registered

        The Company is not registering any security other than its Common Stock.

E.    Nevada Anti-Takeover Provisions

        The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Corporation Law apply to the Company. Section 78.438 of the Nevada law prohibits the Company from merging with or selling the Company or more than 5% of Company assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the Company shares, unless the transaction is approved by the Company's Board of Directors. The provisions also prohibit the Company from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of the Company.

Part II

Item 1. Market for Common Equity and Related Stockholder Matters

A.    Market Information

        (1)  The common stock of the Company is currently not traded on the OTC Bulletin Board or any other formal or national securities exchange. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. At this time, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities, but the Company may initiate such discussions in the future.

        (2)  (i) Except as set forth in Part I, Item 8A(1)(v), there is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's Common Stock.

        (ii)  There is currently no Common Stock of the Company which has been held for the holding period required so that said stock could be sold under Rule 144 under the Securities Act of 1933, as amended.

        (iii)  There is currently no common equity that is being or is proposed to be publicly offered by the Company, the offering of which could have a material effect on the market price of the Company's common equity.

B.    Holders

        As of May 31, 2002, the Company has approximately 26 stockholders of record.

C.    Dividends

        The Company has never paid or declared any dividend on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

D.    Securities Authorized for Issuance under Equity Compensation Plans

        The Company has no equity compensation plan in effect.

E.    Transfer Agent.

        The Company anticipates engaging the services of The Nevada Agency and Trust Company, 50 Liberty Street Suite 880 Reno Nevada 89501, to act as transfer agent and registrar.

Item 2. Legal Proceedings

        The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item 3. Changes in and Disagreements with Accountants.

        None—Not applicable.

Item 4. Recent Sales of Unregistered Securities

        The following equity securities of the Company were sold during period commencing on July 6, 2001, the date of incorporation of the Company, to May 31, 2002, without registration, under the limited offering exemption from registration under the Securities Act of 1933 (the "Securities Act") provided in Rule 504 under Regulation D:

          (a)  On July 23, 2001, the Company issued LOCH 13,000,000 shares of common stock as an earnest money deposit under the Purchase Agreement. (see Part I, Item 1 (a), fn(1))).

          (b)  On July 24, 2001 the Company issued FGW LLC, as designee of Malcolm H. Philips, 3,450,000 shares and Timothy D. Shriver, 1,050,000 shares of common stock for services as executives of Company (see Exhibit 10(b)).

          (c)  On July 24, 2001, the Company entered into a Consultant Services Agreement with DMR (as defined in Part I, Item 7 (g) above) and certain consultants pursuant to which the Company engaged certain consulting services to be performed by the named consultants and as compensation agreed to issue the following shares of common stock to the named parties:

Party	No. Of Shares Issued
DR (as defined in Part I, Item 7(g)	200,000
Dr. Wade Poteet	700,000
Michael Mergenthaler	600,000	(1)
Larry Spiers	600,000
Harold Cauthen	600,000

        See Exhibit 10(c).

(1)
As noted in Part I, Item 6 (ii), fn (1) above, Mr. Mergenthaler now performs services for the Company as an employee thereof; no additional shares of stock have been issued to Mr. Mergenthaler by reason of such change.

          (d)  Pursuant to each of the Services Agreement made by the Company with George Dials on August 3, 2001 and the Services Agreement made by the Company with Dr. BD Liaw on October 1, 2001, the Company agreed to issue 175,000 shares to such individual for said individual's services on the Company's Board of Directors (see Exhibits 10(i) and (j)).

          (e)  During the period August, 2001—October, 2001 the Company issued an aggregate 740,000 shares of its common stock to certain individuals as compensation for performance of certain part-time services such as web services, financial services and general administrative work for the Company, as follows:

Party	No. Of Shares Issued
Thelma Johnson	75,000
Bruce Ruckel	75,000
Jay Garrett	75,000
Randy Jeter	75,000
Elizabeth Birk	30,000
F. Jackovac	100,000
D. Audsley	10,000
Steve Frankiewicz	300,000

          (f)    On August 3, 2001 the Company agreed to issue to Boone and Baker 750,000 and 500,000 shares, respectively, of its common stock for consulting services under the LOCH Director Service Agreements (See discussion in Part I, Item 1(a), fn(2), and Exhibits 10(k) and (l)).

          (g)  On August 4, 2001, at the closing of the Purchase Agreement, the Company issued pursuant thereto and in exchange for the Purchased Assets, an additional net 47,000,000 shares of its common stock to LOCH, for a net total of 60,000,000 shares of common stock to LOCH, and an additional 8,325,000 shares of "Obligation Stock") on behalf of LOCH to the following persons and entities:

Party	No. Of Shares Issued
Baker	2,500,000
Boone (as Coto LLC)	1,600,000
Coldwater Capital	3,900,000
Frank Jakovac	325,000

          See Part I, Item 1(a), including fn(1), and Exhibit 10(a).

          (h)  On each of October 5, 2001 and November 14, 2001 the Company borrowed $20,000 from Kitty C. Philips (see Exhibit 10(f)). The notes are unsecured, due when Company has funds to pay, and each is payable in one payment including principal and interest at maturity, bearing an interest rate of 9%. The holder has the option to convert any unpaid balances, including accrued interest, into shares of the Company's common stock. As of March 31, 2002, the conversion price of one $20,000 note is fixed at $.30/share and the conversion price of the second note remains floating but is capped at $.50/share.

        No commissions or fees were paid in connection with any of these sales.

        As noted above, all of the above sales were undertaken pursuant to the limited offering exemption from registration under the Securities Act provided in Rule 504 under Regulation D.

        Listed below are (A) the requirements set forth under Regulation D, Rule 504 for exemption, and (B) the facts which support the availability of the Rule 504 registration exemption to the sales of stock made by the Company described in clauses (a)-(h) above:

        A.    Requirements for exemption under Regulation D, Rule 504:

          1.    Identity of Issuer.    The issuer of the securities must be an issuer that is not:

            a.    subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act or 1934 (the "Exchange Act"); or

            b.    an investment company; or

            c.    a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

          2.    Conditions to be Met.

            a.    General Conditions.    Offers and Sales must satisfy the terms and conditions of Rule 501 (Definitions and Terms) and Rule 502(a) (Integration), (c) (Limitation on Manner of Offering) and (d) (Limitations on Resale); and

            b.    Aggregate Offering Price.    During any 12-month period the aggregate offering price for the offers and sales claiming exemption under Rule 504 may not exceed $1,000,000 (as such $1,000,000 cap is reduced by the aggregate price for all securities of the issuer sold during such period in reliance on any exemption based on Section 3(b), or in violation of Section 5(a), of the Securities Act.

        B.    Facts Supporting the Availability of the Exemption to the Company.

          1.    Identity of Issuer.    At the time of each offer and sale of Company stock described in clauses (a)-(h) above, the Company was not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act. Further, the Company is not now, nor at the time of any such offer or sale of Company stock has the Company been, considered to be an investment company. Finally, since its inception, the Company has pursued a specific business plan of acquiring the Business and developing its products as outlined in Part I, Item 2., and such plan did not include a merger or acquisition with an unidentified company or companies, or other entity or person.

          2.    Conditions to be Met.

            a.    General Conditions.    The following facts demonstrate that the Company complied with the general conditions for registration exemption of its securities under Rule 504:

            Neither the Company nor any person acting on its behalf sold the securities by any form of general solicitation or general advertising;

            The Company exercised reasonable care to assure that no purchaser of a security was an "underwriter" within the meaning of section 2(11) of the Securities Act through reasonable inquiry of each purchaser to determine for whose benefit the securities were being acquired, advising purchasers in writing that said securities had not been registered under the Securities Act, and advising purchasers of the limitations of resale of said securities by reason thereof, and placed a restrictive legend on the sold securities; and

            The Company gave each purchaser the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and to obtain any additional information which the Company possessed or could acquire without unreasonable effort or expense.

            b.    Aggregate Offering Price.    The aggregate offering price of all of the securities offered for sale and sold by the Company described in clauses (a)-(h) above, as determined in accordance with Rule 501(c), is approximately $535,540, determined as follows:

Issuance/Offer of Stock Transaction	No. of Shares Involved	Cash and/or Fair Value of Non-cash Consideration Received
7/23-8/04/01 Purchase Agreement	68,325,000	$486,000(FMV of net assets purchased); $.007/share
7/24/01 Executive Compensation: Philips	3,450,000	$3,450 ($.001/share) (1)
7/24/01 Executive Compensation: Shriver	1,050,000	$1,050 ($.001/share) (1)
7/24/01 Consultant Compensation	2,700,000	$2,700 ($.001/share) (1)
8/03/01 Board Member Compensation: Dials	175,000	$175 ($.001/share) (1)
10/1/01 Bd. Member Compensation: Dr. Liaw	175,000	$175 ($.001/share) (1)
8/01-10/01 Misc. Part-time Consultant Compensation	740,000	$740 ($.001/share) (1)
LOCH Director Service Agreement Compensation: Boone and Baker	1,250,000	$1,250 ($.001/share) (1)
10/5—11/14/01 Convertible Notes to Kitty Philips	Approx. 106,667 (Not yet converted)	$20,000 ($.30/share) $20,000 (conversion rate not yet fixed; assume cap rate of $.50/share)
Total Shares/Value	77,865,000 (O/S) 106,667 (offered, not yet sold) 77,971,667 (total offered and sold)	$535,540

(1)
Stock was issued as equity, "up-side" compensation not intending to reflect the present value of services to be performed; a cash component of compensation was also determined.

        The following equity securities of the Company were sold during the period November, 2001 to May 31, 2002, without registration, under the private offering safe-harbor provision of Rule 506 of Regulation D for transactions not involving any public offering under the meaning of Section 4(2) of the Securities Act:

          (a)  In the period from November 2001 until February 2002, Company issued three Promissory Notes to Robert Stewart in an aggregate original principal amount of $281,000, which notes were convertible into an aggregate 673,334 shares of common stock of the Company. Stewart has converted all three of said notes into Company common stock (see Exhibit 10 (g)).

          (b)  On February 22, 2002 the Company sold 50,000 shares of its common stock to Robert Creighton for $25,000 (see Exhibit 10(h)).

          (c)  In April, 2002 the Company sold 125,000 shares of its common stock to William Prain for $50,000. Under Mr. Prain's Stock Purchase Agreement, Mr. Prain has the right to purchase an additional 125,000 shares at the same price and otherwise on the same conditions as the originally purchased 125,000 shares (see Exhibit 10(n)).

          (d)  On May 23, 2002, the Company sold 325,000 shares of its common stock to Dawn M. Guimond for $130,000. Under Ms. Guimond's Stock Purchase Agreement, Ms. Guimond has the right to purchase an additional 325,000 shares at the same price and otherwise on the same conditions as the originally purchased 325,000 shares (see Exhibit 10(o)).

          (e)  On May 23, 2002, the Company sold 250,000 shares of its common stock to Motta Investment Co., LTD for $100,000. Under the Motta Investment Stock Purchase Agreement, Motta Investment has the right to purchase an additional 250,000 shares at the same price and otherwise on the same conditions as the originally purchased 250,000 shares (see Exhibit 10(p)).

        No commissions or fees were paid in connection with any of these sales.

        All of the above sales were undertaken pursuant to the limited offering exemption from registration under the Securities Act provided in Rule 506 under Regulation D, the safe-harbor for private offerings allowed without registration under Section 4(2) of the Securities Act.

        Listed below are (A) the requirements set forth under Regulation D, Rule 506 for exemption, and (B) the facts which support the availability of the Rule 506 registration exemption to the sales of stock made by the Company described in clauses (a)-(e) above:

        A.    Requirements for exemption under Regulation D, Rule 506:

          1.    Conditions to be Met.

            a.    General Conditions.    Offers and Sales must satisfy the terms and conditions of Rule 501 (Definitions and Terms) and Rule 502(a) (Integration), (b) Information requirements, (c) (Limitation on Manner of Offering) and (d) (Limitations on Resale).

            b.    Specific Conditions.

            (1)  Limitation on number of purchasers. There may be no more than 35 purchasers of securities from the issuer in any offering (using the provisions of Rule 501(e) for the calculation of the number of purchasers and of Rule 502(a) for what may or may not constitute an offering).

            (2)  Nature of Purchasers. Each purchaser who is not an accredited investor (as defined in Rule 501) must be a "sophisticated" investor as described in clause (b)(2)(ii) of Rule 506.

        B.    Facts Supporting the Availability of the Exemption to the Company.

          1.    General Conditions.    The following facts demonstrate that the Company complied with the general conditions for registration exemption of its securities under Rule 506:

            Each of the purchasers of the securities was an accredited investor as defined in Rule 501 (see the representations made by each purchaser in Exhibits 10(g), (h), (n), (o) and (p)). In addition, each purchaser acknowledged that said purchaser had had the opportunity to ask questions of and receive answers from representatives of the Company concerning the terms and conditions of the offering, and to obtain any additional information or documents relative to the Company, its business and an investment, as said purchaser deemed necessary (see Exhibits 10(g), (h), (n), (o) and (p)).

            Neither the Company nor any person acting on its behalf sold the securities by any form of general solicitation or general advertising.

            The Company exercised reasonable care to assure that no purchaser of a security was an "underwriter" within the meaning of section 2(11) of the Securities Act through reasonable inquiry of each purchaser to determine for whose benefit the securities were being acquired, advising purchasers in writing that said securities had not been registered under the Securities

    Act, and advising purchasers of the limitations of resale of said securities by reason thereof, and placed a restrictive legend on the sold securities (see representations as to such matters made by each purchaser in Exhibits 10(g), (h), (n), (o) and (p)).

          2.    Specific Conditions.    Each purchaser of securities was an accredited investor (see discussion above), thereby satisfying both the limitation on number of purchasers and nature of purchasers set forth as specific conditions under Rule 506.

Item 5. Indemnification of Directors and Officers

        Neither the Articles of Incorporation nor the Bylaws of the Company presently provide for indemnification of its directors, officers and employees. However, the Bylaws of the Company may be amended by the Board of Directors from time to time and therefore an indemnification provision could be added to the Company's Bylaws in the future. The Services Agreement of each of Dr. BD Liaw and W. Dials pursuant to which such person is serving as a Company director provides, in part, that "the Company will use its best efforts to obtain coverage for the Consultant under Directors and Officers liability insurance policy, provided that such insurance policy is economically feasible." As of the date hereof, no such insurance is in place.

        However, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Part F/S

Item 1. Financial Statements

        The following documents are filed as part of this report:

          a)    Financial Statements

CDEX-INC.
(A Development Stage Company)

FINANCIAL STATEMENTS

         CUMULATIVE FROM INCEPTION (JULY 6, 2001) TO MARCH 31, 2002

          b)    Interim Financial Statements are not required and are not provided.

          c)    Financial Statements of businesses acquired or to be acquired are not provided as they are not applicable.

          d)    Proforma Financial Information is not provided as it is not applicable.

Item 2. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

        None—Not applicable.

Independent Auditor's Report

Board of Directors
 CDEX-Inc.
Rockville, Maryland

        We have audited the accompanying Balance Sheet of CDEX-Inc. (a Development Stage Company) as of March 31, 2002, and the related Statements of Operations. Deficiency in Stockholders' Equity and Cash Flows for the period July 6, 2001 (inception) to March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CDEX-Inc. as of March 31, 2002, and the results of its operations and its cash flows for the period from July 6, 2001 (inception) to March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company incurred a net loss of approximately $1,547,000 during the period July 6, 2001 (inception) through March 31, 2002, and as of March 31, 2002, had a working capital deficiency of approximately $945,000 and a deficiency in stockholders' equity of approximately $757,000. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                  ARONSON & COMPANY

Rockville, Maryland
May 3, 2002

CDEX-Inc.
(A Development Stage Company)

Balance Sheet

March 31, 2002

Assets
Current assets
Cash and cash equivalents	$76,733
Prepaid expenses	7,500

Total current assets	84,233

Property and equipment, at cost
Laboratory equipment	213,840
Computer equipment	5,887
Furniture and fixtures	1,948

Total property and equipment	221,675
Less: Accumulated depreciation	(33,161)

Net property and equipment	188,514

Total assets	$272,747

Liabilities and Deficiency in Stockholders' Equity
Current liabilities
Accounts payable	$183,158
Accrued salaries	146,500
Accrued consulting fees	649,965
Other accrued expenses	10,015
Notes payable	40,000

Total current liabilities	1,029,638

Commitments and contingencies
Deficiency in stockholders' equity
Common stock—$.001 par value per share, 200,000,000 shares authorized and 78,588,334 shares issued and outstanding	78,588
Additional paid in capital	723,275
Deferred compensation	(6,862)
Deficit accumulated during the development stage	(1,546,892)

Subtotal	(751,891)
Less: Stock subscription receivable	(5,000)

Total deficiency in stockholders' equity	(756,891)

Total liabilities and deficiency in stockholders' equity	$272,747

The accompanying Notes to Financial Statements are an integral part of these financial statements.

CDEX-Inc.
(A Development Stage Company)

Statement of Operations

For the Period July 6, 2001 (Inception) through March 31, 2002

		Cumulative During the Development Stage
Revenue	$—	$—

Expenses
Development costs	786,564	786,564
General and administrative expenses	757,525	757,525

Total expenses	1,544,089	1,544,089

Loss from operations	(1,544,089)	(1,544,089)

Other income (expense)
Interest income	325	325
Interest expense	(3,128)	(3,128)

Total	(2,803)	(2,803)

Net loss	$(1,546,892)	$(1,546,892)

Net loss per share of common stock
Basic net loss per share	$(0.02)	$(0.02)

The accompanying Notes to Financial Statements are an integral part of these financial statements.

CDEX-Inc.
(A Development Stage Company)

Statement of Deficiency in Stockholders' Equity

For the Period July 6, 2001 (Inception) through March 31, 2002

	Common Stock	Additional Paid in Capital	Deferred Compensation	Deficit Accumulated During the Development Stage	Stock Subscription Receivable	Total
Balance, July 6, 2001 (inception)	$—	$—	$—	$—	$—	$—
68,325,000 shares of common stock issued for the purchase of certain net assets of Loch Harris, Inc.	68,325	417,998	—	—	—	486,323
5,100,000 shares of common stock issued pursuant to employment agreements	5,100	—	(5,100)	—	—	—
4,440,000 shares of common stock issued pursuant to consulting agreements	4,440	—	(4,440)	—	—	—
Conversion of notes payable into 673,334 shares of common stock	673	280,327	—	—	(5,000)	276,000
Sale of 50,000 shares of common stock for cash	50	24,950	—	—	—	25,000
Amortization of compensation expense	—	—	2,678	—	—	2,678
Net loss	—	—	—	(1,546,892)	—	(1,546,892)

Balance, March 31, 2002	$78,588	$723,275	$(6,862)	$(1,546,892)	$(5,000)	$(756,891)

The accompanying Notes to Financial Statement are an integral part of these financial statements.

CDEX-Inc.
(A Development Stage Company)

Statement of Cash Flows

For the Period July 6, 2001 (Inception) to March 31, 2002

		Cumulative During the Development Stage
Cash flows from operating activities
Net loss	$(1,546,892)	$(1,546,892)
Adjustments to reconcile net income to net cash used by operating activities
Depreciation	33,161	33,161
Stock compensation	2,678	2,678
Purchased in-process research and development	320,000	320,000
Change in assets and liabilities net of effects from asset purchase
Increase in
Prepaid expenses	(7,500)	(7,500)
Accounts payable	60,643	60,643
Accrued salaries	146,500	146,500
Accrued consulting fees	649,965	649,965
Other accrued expenses	10,015	10,015

Net cash used by operating activities	(331,430)	(331,430)

Cash flows provided by investing activities
Cash acquired from asset purchase	73,000	73,000
Purchases of property and equipment	(5,837)	(5,837)

Net cash provided by investing activities	67,163	67,163

Cash flows provided by financing activities
Proceeds from the sale of common stock	25,000	25,000
Advances under notes payable	316,000	316,000

Net cash provided by financing activities	341,000	341,000

Net increase in cash	76,733	76,733
Cash and cash equivalents, beginning of period	—	—

Cash and cash equivalents, end of period	$76,733	$76,733

Non-cash financing transactions:
Common stock subscribed
Stock subscription receivable	$5,000	$5,000
Common stock	(17)	(17)
Additional paid-in capital	(4,983)	(4,983)

Net cash	$—	$—

Conversion of notes payable into common stock
Notes payable	$281,000	$281,000
Common stock	(673)	(673)
Additional paid-in capital	(280,327)	(280,327)

Net cash	$—	$—

Stock compensation
Deferred compensation	$9,540	$9,540
Common stock	(9,540)	(9,540)

Net cash	$—	$—

Asset purchase
Assets acquired:
Cash	$73,000	$73,000
Property and equipment	215,838	215,838

Total	288,838	288,838

Liabilities assumed:
Accounts payable	(122,515)	(122,515)

Net assets purchased	166,323	166,323
Add: Purchased in-process research and development	320,000	320,000

Total	486,323	486,323

Common stock issued for asset purchase
Common stock	(68,325)	(68,325)
Additional paid-in capital	(417,998)	(417,998)

Total common stock consideration	$—	$—

The accompanying Notes to Financial Statements are an integral part of these financial statements.

1.    Organization and significant accounting policies

        Organization:    CDEX-Inc. was incorporated under the laws of the State of Nevada on July 6, 2001. The Company is in the development stage and was organized to develop and market technology products with a current focus on the detection of explosives and other substances. The Company intends to market its products to both the U.S. and foreign Governments in addition to private industry and other individuals requiring positive confirmation of the existence or absence of substances of concern, either explosives or other materials.

        Since inception, the Company's activities have revolved around developing and implementing its business plan. Those activities include securing a management team, raising capital, negotiating employment and subcontractor agreements, research and development activities associated with the chemical detection technology, and marketing activities.

        On August 4, 2001, the Company acquired certain net assets of Loch Harris, Inc., (LOCH) and Chem Tech, Inc. (Chem Tech), a wholly owned subsidiary of LOCH, in exchange for 68,325,000 shares of Company's common stock. The acquired net assets consisted primarily of cash, in-process research and development, laboratory equipment, and certain liabilities. This acquisition has been accounted for as an asset purchase.

        As of the acquisition date, LOCH had commenced initial testing of its technology with mixed results. Management believes that the research and development will yield a marketable product by September 30, 2002. Projected costs to complete the research and development are $2,350,000. Management is not aware of any risks or uncertainties associated with completing development within a reasonable period of time.

        Cash and cash equivalents:    The Company maintains cash balances which may exceed Federally insured limits. The Company does not believe that this results in any significant credit risk. The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents.

        Use of accounting estimates:    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Property and equipment:    Property and equipment are recorded at the original cost to the Company. Assets are being depreciated using an accelerated method over lives of five to seven years.

        Income taxes:    The Company files its income tax returns on the cash basis of accounting, whereby revenue is recognized when received and expenses are deducted when paid. To the extent that items of income or expense are recognized in different periods for income tax and financial reporting purposes, deferred income taxes are provided to give effect to these temporary differences.

        Research and development:    The Company incurred research and development expenses of $786,564 during the period July 6, 2001 to March 31, 2002. Total research and development expenses includes $320,000 of in-process research and development expenses related to the LOCH transaction, and $466,564 payable to consultants in cash or stock (Note 4). These expenses are included on the Statement of Operations as development costs.

        Financial instruments:    The fair value of all financial instruments included in the financial statements is estimated by management to approximate their recorded carrying amounts.

        Loss per share of common stock:    Basic net loss per share of common stock has been computed on the weighted average number of shares of common stock outstanding during the period. The diluted net loss per share is not presented because the effect of common stock equivalents, which consist of convertible notes payable (Note 2), would be antidilutive.

2.    Convertible notes payable

        At March 31, 2002, the Company was obligated under the following notes payable:

Note payable in exchange for cash to the spouse of the Chief Executive Officer of the Company (4% owner of the Company), unsecured, due on demand with simple interest at 9%. Holder has the option to convert the note into shares of common stock at a conversion price of $.30 per share. This option expires October 5, 2002.	$20,000
Note payable in exchange for cash to the spouse of the Chief Executive Officer of the Company (4% owner of the Company), unsecured, due on demand with simple interest at 9%. Holder has the option to convert the note into shares of common stock at a conversion price of the lesser of $.50 per share or any lower rate given to any investor through May 14, 2002 ($.30 per share at March 31, 2002). This option expires November 14, 2002.	20,000

Total	$40,000

        At March 31, 2002 accrued interest of $3,130 was due to the note holder.

3.    Income Taxes

        The benefit for income taxes for the period ended March 31, 2002 reflected in the accompanying financial statements, all of which is deferred, varies from the amounts which would have been computed using statutory rates as follows:

Federal income taxes at the maximum statutory rate	$526,000
State income taxes, net of Federal tax effect	72,000
Increase in valuation allowance	(598,000)

Benefit for income taxes	$—

        Cumulative temporary differences, the income tax effect and related deferred income taxes at March 31, 2002 were as follows:

	Cumulative Temporary Differences	Income Tax Effect
Prepaid expenses deducted for income tax reporting purposes, but not for financial statement reporting purposes	$8,000	$3,000
Accounts payable and accrued expenses deducted for financial statement reporting purposes, but not for income tax reporting purposes	(1,174,000)	(453,000)
Net operating loss carryforward	(381,000)	(148,000)

Net temporary differences	$(1,547,000)	$(598,000)

Deferred income tax asset	$598,000
Valuation allowance	(598,000)

Total	$—

        For income tax purposes, the Company has a net operating loss carryforward of $381,000 at March 31, 2002 that, subject to applicable limitations, may be applied against future taxable income. If not utilized, the net operating loss carryforward will expire on March 31, 2022.

4.    Employment and consultant services agreements

        During 2001, the Company entered into employment agreements with three key employees. Under the terms of the agreements, the employees are required to defer a portion of their salary until January 1, 2003. The Company, at its option, may pay the deferred salary in cash, stock, or stock options. At March 31, 2002, accrued compensation related to these agreements of $146,500 is included in the accompanying Balance Sheet as accrued salaries. In addition, the employment agreements provide for the award of 5,100,000 shares of stock to the employees. The agreements provide that the stock awards may have to be returned if the employee is terminated for cause, as defined, based upon four year forfeiture schedules in the agreements. Compensation equal to the fair value of the shares awarded is being amortized to expense on a straight line basis over the vesting period. Upon termination of employment, the Company has the option to purchase any vested shares from the employees at fair market value.

        During 2001 the Company also entered into agreements with individuals and a company that is owned by certain stockholders of CDEX-Inc. for consulting services. The agreements have terms ranging from 24 to 36 months and require certain consultants to defer a portion of their fees until January 1, 2003. The Company, at its option, may pay the deferred fees in cash or stock. At March 31, 2002, accrued consulting fees related to these agreements of $649,965 are included in the accompanying Balance Sheet. In addition, the consulting agreements provide for the award of 4,440,000 shares of stock. The agreements provide that the stock awards may have to be returned if the vendor is terminated for cause, as defined, based upon forfeiture schedules in the agreements. Compensation expense equal to the fair value of the shares awarded, is being amortized to expense on a straight line basis over the contract service period.

        During the period July 6, 2001 through March 31, 2002, total fees incurred to the consultants that were awarded stock was $956,607.

        Total compensation related to the stock awards for employees and consultants made during the period July 6, 2001 to March 31, 2002 was $9,540, of which $6,862 is included as deferred compensation and $2,678 is included in general and administrative expenses in the accompanying financial statements.

5.    Common stock

        On August 4, 2001 the Company entered into an asset purchase agreement with Loch Harris (Note 1) in which it exchanged 68,325,000 shares of its common stock for certain assets of Loch. The Company determined that the fair value of the net assets received to be $486,000 or $.007 per share.

        During the period July 6, 2001 through March 31, 2002, the Company entered into various employment and consulting agreements in which it awarded a total of 9,540,000 shares of common stock in exchange for services (Note 4). The Company determined the fair market value of these shares to be $9,540, or $.001 per share. The shares were issued on the following dates:

Number of Shares Issued	Date of Issuance
7,200,000	July 24, 2001
1,855,000	August 3, 2001
300,000	September 19, 2001
175,000	October 1, 2001
10,000	October 15, 2001

        During the period July 6, 2001 throught March 31, 2002, the Company entered into five convertible promissory notes. During the period, a holder of certain notes exercised the options to convert three of the notes into common stock. The note holder of the February note made total advances of $35,000. The remaining $5,000 is to be provided at a later date. As a result of the conversion of the note to stock, the $5,000 is reported as a stock subscription receivable. A summary of the notes that were converted is as follows:

Note Date	Date Converted	Amount of Note	Shares	Price per Share
November 2001	December 15, 2001	$125,000	250,000	$.50
January 2002	January 4, 2002	116,000	290,000.40
February 2002	February 25, 2002	40,000	133,334.30

Totals		$281,000	673,334

        On February 2, 2002, the Company sold 50,000 shares of its common stock for $25,000 in cash.

6.    Leases

        The Company is obligated under a month-to-month lease, as lessee, for office space in Maryland. The lease provides for monthly rent of $175. Total rent expense for the period July 6, 2001 to March 31, 2002 was $1,050.

7.    Financial condition

        At March 31, 2002, the Company has a deficiency in working capital of approximately $945,000 and a deficiency in stockholders' equity of approximately $757,000. In addition, the Company has incurred losses since its inception of approximately $1,547,000 and has had no revenue since its inception. As explained in Note 1, the Company has been in the development stage since its inception, which has included product development, raising capital and putting in place a management team.

        The Company plans to raise cash to fund its future operations and pay its outstanding obligations from the sale of its stock in an offering in the future. In addition, the Company feels it has a certain degree of flexibility as to how and when payment of accrued salaries and consulting fees will be made.

        In managements opinion, its products are sufficiently developed to begin marketing them in the near future. The Company's ability to continue as a going concern and meet its obligations as they come due is dependent upon its ability to raise sufficient capital from a stock offering or obtaining short-term bridge financing until it can complete such an offering in addition to obtaining profitable contracts, Government grants or development contracts for its products. Finally, the Company must retain certain key personnel while it achieves these goals.

8.    Net loss per share

        The following is a reconciliation of the numerators and denominators of the basic net loss per share computations for the period ended March 31, 2002:

	Income (Numerator)	Shares (Denominator)	Per Share Amount
Net loss	$(1,546,892)	—	—
Basic net loss per share	(1,546,892)	75,435,202	$(0.2)

Part III

Item 1. Index to Exhibits (Pursuant to Item 601 of Regulation SB)

Exhibit Number	Name and/or Identification of Exhibit
1.	Underwriting agreement
None. Not applicable.
2.	Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession.
None. Not applicable.
3.	Articles of Incorporation & By-Laws
(a) Articles of Incorporation of the Company filed July 6, 2001.
(b) By-Laws of the Company adopted July 6, 2001.
4.	Instruments Defining the Rights of Security Holders
(a) By-Laws of the Company adopted July 6, 2001.
5.	Opinion re: Legality
None. Not applicable.
6.	No Exhibit Required
7.	No Exhibit Required
8.	Opinion re: Tax Matters
None. Not applicable.
9.	Voting Trust Agreement and Amendments
None. Not applicable.
10.	Material Contracts
(a)(1) Asset Purchase Agreement dated August 4, 2001 with Addendum thereto
(a)(2) Amendment Agreement (Agreement Regarding Assumption of Liability) dated March 1,2002
(b) Executive Services Agreement dated July 24, 2001, as assigned and amended by agreements 10(d) and 10(e)
(c)(1) Consulting Services Agreement dated July 24, 2001
(c)(2) Amendment to Consulting Services Agreement dated January 1, 2002
(d) M. Philips Employment Agreement dated January 1, 2002
(e) T. Shriver Employment Agreement dated January 1, 2002
(f) K. Philips Loan Agreements dated of Oct. 5, 2001 and November 14, 2001.
(g)(1) R. Stewart Convertible Note Purchase Agreement dated November 21, 2001
(g)(2) R. Stewart Convertible Note dated November 21, 2001
(g)(3) R. Stewart Convertible Note dated January 2, 2002

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(g)(4) R. Stewart Convertible Note dated February 25, 2002
(g)(5) R. Stewart Convertible Note Conversion Letter dated February 25, 2002
(h) R. Creighton Stock Purchase Agreement dated February 22, 2002
(i) G. Dials Services Agreement dated August 3, 2001
(j) Dr. BD Liaw Services Agreement dated October 1, 2001
(k) M. Baker Services Agreements dated August 3, 2001
(l) R. Boone Services Agreements dated August 3, 2001
(m) M. Mergenthaler Employment Agreement dated January 1, 2002
(n) W. Prain Stock Purchase Agreement dated April, 2002
(o) D. Guimond Stock Purchase Agreement dated May 23, 2002
(p) Motta Investment Stock Purchase Agreement dated May 23, 2002
11.	Statement Re Computation of Per Share Earnings
Not applicable—Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements.
12.	No Exhibit Required
13.	Annual or Quarterly Reports—Form 10-Q
None. Not applicable.
14.	No Exhibit Required
15.	Letter of Unaudited Interim Financial Information
None. Not applicable.
16.	Letter on Change in Certifying Accountant
None. Not applicable.
17.	Letter of Director Resignation
None. Not applicable.
18.	Letter on Change in Accounting Principles
None. Not applicable.
19.	Reports Furnished to Security Holders
None. Not applicable.
20.	Other Documents or Statements to Security Holders
None. Not applicable.
21.	Subsidiaries of the Registrant
None. Not applicable.

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22.	Published Report Regarding Matters Submitted to Vote of Security Holders
None. Not applicable.
23.	Consent of Experts and Counsel
None. Not applicable.
24.	Power of Attorney
None. Not applicable.
25.	Statement of Eligibility of Trustee
None. Not applicable.
26.	Invitations for Competitive Bids
None. Not applicable.
27.	Financial data Schedule
None. Not applicable.
28.	No Exhibit Required.
99.	Additional Exhibits
None. Not applicable.

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SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CDEX-INC. (Registrant)
Dated: June 3, 2002
By:	/s/ MALCOLM H. PHILIPS, JR.
Malcolm H. Philips, Jr. Chairman of the Board President Chief Executive Officer

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